Exhibit 99.2

DIAGEO PLC

DIAGEO CAPITAL PLC

OFFER TO EXCHANGE

Up to $1,000,000,000 aggregate principal amount of 7.375% Notes due 2014
(CUSIP No. 25243Y AN9)
for
Notes due 2020
pursuant to the Prospectus dated 14 April 2010

The Exchange Offer will expire at 5:00 p.m., New York City time, on 12 May 2010, unless extended (such date and time, as it may be extended, the Expiration Date).  In order to be eligible to receive the Early Exchange Premium (as defined below), holders of Old Notes (as defined below) must tender their Old Notes on or prior to 5:00 p.m., New York City time, on 27 April 2010, unless extended (such date and time, as it may be extended, the Early Exchange Date).  Any Old Notes tendered pursuant to the Exchange Offer may be withdrawn at any time before the Expiration Date.

14 April 2010

To DTC Participants:

We are offering, upon the terms and subject to the conditions set forth in the prospectus dated 14 April 2010 (as the same may be amended, supplemented or modified from time to time, the Prospectus), relating to the offer (the Exchange Offer) of Diageo plc (Diageo) and Diageo Capital plc (Diageo Capital) to exchange up to $1,000,000,000 aggregate principal amount of the 7.375% Notes due 2014 issued by Diageo Capital and guaranteed by Diageo (the Old Notes) for Notes issued by Diageo Capital due 2020 (the New Notes) plus cash consideration, upon the terms and subject to the conditions described in the Prospectus.  Capitalized terms not defined herein have the meaning ascribed to them in the Prospectus.

The Exchange Offer is subject to certain conditions.  See ‘The Exchange Offer—Conditions of the Exchange Offer’ in the Prospectus.

Enclosed herewith for your information and forwarding to your clients are copies of the following documents:

1.     the Prospectus, dated 14 April 2010;

2.     a Letter of Transmittal; and

3.     a form of letter which may be sent to your clients for whose accounts you hold Old Notes registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Exchange Offer.

Your prompt action is requested.  Please note the Exchange Offer will expire at 5:00 p.m., New York City time, on 27 April 2010, unless extended by Diageo Capital and Diageo.  Please also note that for a holder of Old Notes to be eligible to receive the Early Exchange Premium, Old Notes must be validly tendered and not validly withdrawn on or prior to 5:00 p.m., New York City time, on 27 April 2010, unless extended by Diageo Capital and Diageo.  Please furnish copies of the enclosed materials to those of your clients for whom you hold Old Notes registered in your name or in the name of your nominee as quickly as possible.  The Old Notes tendered pursuant to the Exchange Offer may be withdrawn at any time before the expiration of the Exchange Offer.

In all cases, exchanges of Old Notes pursuant to the Exchange Offer will be made only after (a) timely receipt by the Exchange Agent of a properly transmitted Agent’s Message or (b) a timely confirmation of book-entry transfer of such Old Notes into the Exchange Agent’s account at DTC according to the procedure for book-entry transfer described in the Prospectus (and the Letter of Transmittal) and any other documents required by the Letter of Transmittal.

We are not making the Exchange Offer to, nor will we accept tenders from or on behalf of, holders of Old Notes residing in any jurisdiction in which the making of the Exchange Offer or the acceptance of tenders would not be in compliance with the laws of such jurisdiction.

We will not make any payments to brokers, dealers or other persons for soliciting acceptances of the Exchange Offer.  We will, however, upon request, reimburse you for customary clerical and mailing expenses incurred by you in forwarding any of the enclosed materials to your clients.  We will pay or cause to be paid any transfer taxes payable on the transfer of Old Notes to us, except as otherwise provided in the Prospectus.

Questions and requests for assistance with respect to the Exchange Offer may be directed to the Dealer Managers or the Information Agent at their respective numbers and addresses set forth in the Prospectus.  Any requests for additional copies of the Prospectus may be directed to the Information Agent at the numbers and address set forth on the Prospectus.

Very truly yours,

Diageo plc
Diageo Capital plc

Nothing contained in this letter or in the enclosed documents shall constitute you or any other person our agent or the agent of any of our affiliates or of the Exchange Agent, or authorize you or any other person to make any statements or use any document on behalf of any of us in connection with the Exchange Offer other than the enclosed documents and the statements contained therein.